February 19, 2025

Zhenwu Huang
Chief Executive Officer
Richtech Robotics Inc.
4175 Cameron Street Suite 1
Las Vegas, NV 89103

       Re: Richtech Robotics Inc.
           Registration Statement on Form S-3
           Filed February 7, 2025
           File No. 333-284779
Dear Zhenwu Huang:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Cover Page

1. It appears that the aggregate market value of your common equity held by non-
       affiliates during the 60 days prior to February 7, 2025 did not exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General
       Instruction I.B.1, or if you are relying on General Instruction I.B.6 for Form S- 3 eligibility, include the information required pursuant to Instruction 7 to General
       Instruction I.B.6.
 February 19, 2025
Page 2
Description of Securities We May Offer, page 11

2.     Debt securities and preferred stock that are convertible into or
exchangeable for    other
       securities    that have not been registered under this registration
statement may not be
       issued unless these convertible or exchangeable securities are not legally exercisable within one year of the date of sale of the convertible or exchangeable security. All of the underlying classes of securities to which these convertible or exchangeable securities relate must be specifically identified in the registration statement. Please revise your filing accordingly.
Purchase Contracts, page 15

3. It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may obligate you to sell to holders of these contracts and for holders of these contracts to purchase securities at a specified purchase price. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as how these contracts should be appropriately characterized under the federal securities laws.
Incorporation of Documents by Reference, page 27

4. Please revise to incorporate by reference your Quarterly Report on Form 10-Q filed on February 14, 2025 and Current Report on Form 8-K filed on February 11, 2025.
       Refer to Question 123.05 of the Securities Act Forms Compliance & Disclosure
       Interpretations.
General

5. Please note that the completion of our review of your registration statement is subject to the resolution of our comments on your December 31, 2023 Form 10-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.
 February 19, 2025
Page 3



                       Sincerely,

                       Division of Corporation Finance
                       Office of Technology
cc:   Richard Anslow